SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE TO
(Amendment No. 4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
_______________

REFCO PUBLIC COMMODITY POOL, L.P.
(Name of Subject Company (Issuer))
RCP TenderCo LLC
CONTRARIAN FUNDS, L.L.C.
CONTRARIAN CAPITAL MANAGEMENT, L.L.C.
JON R. BAUER
(Names of Filing Persons (Offeror))
_______________

CLASS 1 UNITS (INCLUDING CLASS 1-O) AND CLASS 2 UNITS OF LIMITED PARTNERSHIP
(Title of Class of Securities)
_______________

None or unknown
(CUSIP Number of Class of Securities)
_______________

Jon R. Bauer RCP TenderCo LLC c/o Contrarian Capital Management, L.L.C. 411 West Putnam Avenue, Suite 425 Greenwich, CT 06830 (203) 862-8200	Copy To: Abbe L. Dienstag, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 (212) 715-9280

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
_______________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,200,000	$513.36

*
For purposes of calculating the filing fee only. This amount is based on the number of outstanding Units reported in the Subject Company’s Form 10-Q filed with the Commission on December 1, 2005 for the quarter ended September 30, 2005.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000713.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $513.36	Filing Party: RCP TenderCo LLC Contrarian Funds, L.L.C. Contrarian Capital Management, L.L.C. Jon R. Bauer
Form or Registration No.: Schedule TO	Date Filed: June 21, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 (this “Amendment”) amends the Tender Offer Statement on Schedule TO filed by RCP TenderCo LLC (“Purchaser”) with the Securities and Exchange Commission on June 21, 2010, as amended (the “Original Schedule TO”). The Original Schedule TO, as amended by this Amendment, relates to the offer by Purchaser to purchase for cash all outstanding Class 1 units (including Class 1-O units) and Class 2 units (together, the “Units”), of Refco Public Commodity Pool, L.P., a Delaware limited partnership (the “Partnership”), at a purchase price of $120.00 per Unit, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser’s Amended Offer to Purchase, dated July 2, 2010, and the related Agreement to Transfer and Letter of Transmittal (the “Letter of Transmittal”). The Amended Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time, together constitute the “Offer”.

Except as set forth below, the terms of the Offer and the information contained in the Amended Offer to Purchase remain in effect. All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Original Schedule TO or the Amended Offer to Purchase. This Amendment should be read together with the Original Schedule TO, the Amended Offer to Purchase and the related Letter of Transmittal. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 4. Terms of the Transaction.

The scheduled expiration time of the Offer has been extended to 5:00 P.M., New York City time, on Friday, September 3, 2010, from the previous expiration date of Wednesday, September 1, 2010.

Purchaser has waived the “Transfer Condition” described in the Introduction to the Amended Offer to Purchase, so that the Offer is no longer conditioned upon the Partnership’s written confirmation that it will transfer to Purchaser the Units accepted for payment. However, Purchaser expects that the Partnership will work to effect any transfer of Units tendered and accepted for payment pursuant to the Offer at the earliest possible time. Purchaser also notes that, pursuant to the Letter of Transmittal, each holder tendering its Units, upon acceptance of the Units for payment by Purchaser, irrevocably appoints Purchaser as its agent, attorney-in-fact and proxy, with full power of substitution, to execute and deliver in the name and on behalf of such holder any and all instruments or documents the Partnership, its General Partner or its Liquidating Trustee may request in order to complete the transfer of the Units to Purchaser, and agrees, upon request, to execute and deliver, and irrevocably direct any custodian to execute and deliver, any additional documents deemed by Purchaser to be necessary or desirable to complete the transfer.

Item 11. Additional Information.

As previously disclosed on July 20, 2010 in Item 11 of Amendment No. 2 to the Original Schedule TO, affiliates of Purchaser may from time to time bid for and purchase, directly or indirectly, equity interests in or claims against members of the SPhinX Group of Companies.  Affiliates of Purchaser have recently purchased (and may continue to purchase) in privately negotiated transactions equity interests in or claims against members of the SPhinX Group of Companies. The prices that have been or may be paid in any such transactions are not directly comparable to the price in the Offer, but have been and may be higher, reflecting in part the absence of asserted counterclaims and lower execution risks and transactional costs.

Item 12. Exhibits.

(a)(1)(A)	Amended Offer to Purchase, dated July 2, 2010*
(a)(1)(B)	Form of Agreement to Transfer and Letter of Transmittal**
(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees**
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Nominees**
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**
(a)(1)(F)	Reimbursement Agreement, dated July 19, 2010‡
(a)(1)(G)	Press Release, dated July 20, 2010‡
(a)(1)(H)	Press Release, dated August 10, 2010‡‡
(a)(1)(I)	Press Release, dated August 30, 2010
(a)(5)(A)	Form of Summary Advertisement, as published in Investor’s Business Daily on June 21, 2010**
(b) – (h)	Not applicable.

*	Previously filed as an Exhibit to Amendment No. 1 to Purchaser’s Schedule TO on July 2, 2010

**	Previously filed as Exhibits to Purchaser’s Schedule TO on June 21, 2010
‡	Previously filed as Exhibits to Amendment No. 2 to Purchaser’s Schedule TO on July 20, 2010
‡‡	Previously filed as Exhibit to Amendment No. 3 to Purchaser’s Schedule TO on August 10, 2010

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2010

RCP TENDERCO LLC

CONTRARIAN FUNDS, L.L.C.

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Jon R. Bauer
Name: Jon R. Bauer
Title: Managing Member of Contrarian Capital Management, L.L.C. (the manager of Contrarian Funds, L.L.C., the sole member and manager of RCP TenderCo LLC)

By:	/s/ Jon R. Bauer
Jon R. Bauer

INDEX TO EXHIBITS

Exhibit Number	Exhibit
(a)(1)(A)	Amended Offer to Purchase, dated July 2, 2010*
(a)(1)(B)	Agreement to Transfer and Letter of Transmittal**
(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees**
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Nominees**
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**
(a)(1)(F)	Reimbursement Agreement, dated July 19, 2010‡
(a)(1)(G)	Press Release, dated July 20, 2010‡
(a)(1)(H)	Press Release, dated August 10, 2010‡‡
(a)(1)(I)	Press Release, dated August 30, 2010
(a)(5)(A)	Form of Summary Advertisement, as published in Investor’s Business Daily on June 21, 2010**
(b) – (h)	Not applicable

*	Previously filed as an Exhibit to Amendment No. 1 to Purchaser’s Schedule TO on July 2, 2010
**	Previously filed as Exhibits to Purchaser’s Schedule TO on June 21, 2010
‡	Previously filed as Exhibits to Amendment No. 2 to Purchaser’s Schedule TO on July 20, 2010
‡‡	Previously filed as Exhibit to Amendment No. 3 to Purchaser’s Schedule TO on August 10, 2010